Exhibit 2.1.2

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT NO. 2 (the “Amendment”) among Artisan Components, Inc., a Delaware corporation (“Parent”), Venice Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and NurLogic Design, Inc., a California corporation (the “Company”), to the Agreement and Plan of Reorganization (the “Reorganization Agreement”) dated October 18, 2002 among Parent, Merger Sub, Company and William R. Peavey (the “Securityholder Agent”), is effective as of December 30, 2002.

RECITALS

A. Parent, Merger Sub and Company entered into the Reorganization Agreement providing for the merger of Company with and into Merger Sub.

B. Concurrently with the execution of the Reorganization Agreement and as a condition and inducement to Parent’s willingness to enter into the Reorganization Agreement, each of the employees of the Company listed on Schedule 6.17 thereto (the “Key Employees”) entered into Invention Assignment and Nondisclosure Agreements or Founder Agreements substantially in the form attached thereto as Exhibit C-2 (the “Original Founder Agreements”), as applicable.

C. Concurrently with the execution of this Amendment and as a condition and inducement to Parent’s willingness to enter into this Amendment, each of the Key Employees who entered into an Original Founder Agreement is entering into an Amended and Restated Founder Agreement substantially in the form attached hereto as Exhibit A (the “Founder Agreements”).

D. Parent, Merger Sub, Company and the Securityholder Agent desire to make certain amendments to the Reorganization Agreement as set forth in this Amendment.

NOW, THEREFORE, the parties hereby agree to amend the Reorganization Agreement as follows:

1.1 Amendment of Section 6.17. Section 6.17 of the Reorganization Agreement is amended and restated as follows:

“Concurrently with the execution of this Agreement, the Company will cause the employees listed on Schedule 6.17 to execute an Invention Assignment and Nondisclosure Agreement in the form attached hereto as Exhibit C-1 or a Founder Agreement in the form attached hereto as Exhibit C-2, as applicable. The Key Employees shall continue to be employees of the Company and shall be in compliance with the terms of the applicable Invention Assignment and Nondisclosure Agreement or Founder Agreement, as amended, at all times on and prior to the Closing.”

1.2 Amendment of Section 7.3(i). Section 7.3(i) of the Reorganization Agreement is amended and restated as follows:

“Key Employees. The Invention Assignment and Nondisclosure Agreements or Founder Agreements, as amended, between Parent and each of the employees listed on Schedule 6.17, as applicable, shall have been duly executed and delivered to Parent, shall be in full force and effect and each such employee shall be willing and able to fulfill his or her obligations under such respective agreement. Additionally, each of the employees listed on Schedule 6.17 shall not have been terminated, resigned from his or her respective position, or otherwise be unable to perform in his or her respective capacity at the Company.”

1.3 Amendment of Section 8.2(a). Section 8.2(a) of the Reorganization Agreement is amended and restated as follows:

“Escrow Fund and Indemnification by the Company. At the Effective Time the holders of Company Common Stock (the “Escrow Participants”) will be deemed to have received and deposited with the Escrow Agent (as defined below) the Escrow Amount (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time) without any act of any such shareholder pursuant to an Escrow Agreement to be negotiated by the Parent, Company and the Escrow Agent in a form reasonably satisfactory to them, consistent with this Article VIII and in the form set forth as Exhibit I hereto (the “Escrow Agreement”). As soon as practicable after the Effective Time, the Escrow Amount, without any act of any Company shareholder, will be deposited by Parent with US Bank, N.A., a Minnesota corporation (or other institution acceptable to Parent and the Securityholder Agent) as Escrow Agent (the “Escrow Agent”), such deposit to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein and in the Escrow Agreement. The portion of the Escrow Amount contributed on behalf of each holder of Company Common Stock shall be in proportion to the aggregate number of shares of Parent Common Stock, which such holder would otherwise be entitled under Section 1.6(a) and shall be in the respective share amounts listed on the Closing Date Payment Schedule opposite each such Company shareholder’s name; provided, however, that the portion contributed by each person listed on Schedule 6.16 hereto shall be increased by the number of shares (the “Additional Escrow Amount”) that is equal to the result of (A) $406,651 divided by the Common Exchange Ratio and (B) multiplied by the “Additional Escrow Percentage Factor” set forth on the Closing Date Payment Schedule. All shares of Parent Common Stock contributed to the Escrow Fund shall be vested and not be subject to any right of repurchase, risk of forfeiture or other condition in favor of the Surviving Corporation; provided, further, that two-thirds ( 2/3) of the portion of the Escrow Amount contributed on behalf of each of the Company Affiliates shall consist of vested Parent Common Stock, and each of such Company Affiliates’ remaining one-third ( 1/3) of his or her pro rata portion of the Escrow Amount, as well as all of his or her pro rata portion of the Additional Escrow Amount, shall consist of unvested Parent Common Stock that vests in whole or in part before any other shares of unvested Parent Common Stock to be held by such person immediately after the

Effective Time. The unvested Parent Common Stock held by the Company Affiliates shall vest in accordance with the provisions set forth in Section 2(a)(iii) of the Founder Agreements. The Escrow Fund shall be available to compensate Parent and its affiliates (including the Surviving Corporation) for any claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred by Parent, its officers, directors, or affiliates (including the Surviving Corporation) directly or indirectly as a result of (i) any inaccuracy or breach of a representation or warranty of the Company contained herein (or in any certificate, instrument, schedule or document attached to this Agreement and delivered by the Company in connection with the Merger) without regard to any materiality qualifiers, including without limitation Material Adverse Effect or (ii) any failure by the Company to perform or comply with any covenant contained herein (or in any certificate, instrument, schedule or document attached to this Agreement and delivered by the Company in connection with the Merger); provided any such claims must be asserted on or before 5:00 p.m. (California Time) on the Expiration Date. Losses incurred by the Parent shall be satisfied by the Escrow Fund in accordance with the procedures set forth in Sections 8.2(d) and 8.2(e) of this Agreement.”

1.4 Amendment of Section 8.2(b). Section 8.2(b) of the Reorganization Agreement is amended and restated as follows:

“Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., California time, on the Expiration Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to such amount (or some portion thereof), that is necessary in the reasonable judgment of Parent, subject to the objection of the Securityholder Agent and the subsequent arbitration of the matter in the manner provided in Section 8.2(f) hereof, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Escrow Period specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of such Escrow Period. As soon as all such claims have been resolved, as evidenced by written memorandum of the Securityholder Agent and Parent, the Escrow Agent shall deliver to the Escrow Participants the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of Escrow Amounts to the holders of the Company Common Stock pursuant to this Section 8.2(b) shall be made as set forth in Section 8.2(d) of this Agreement. Notwithstanding the foregoing, if, on the first anniversary of the Effective Time the Available Amount (as defined below) is greater than zero, then the Escrow Agent shall deliver to each Escrow Participant who is not listed on Schedule 6.16, the pro rata portion attributable to such holder of that number of shares equal to the Available Amount. The Available Amount shall equal the difference between (A) one-half (½) of the amounts originally deposited into the Escrow Fund on behalf of each Escrow Participant who is not listed on Schedule 6.16 at the Effective Time remaining in the Escrow Fund and (B) any amounts necessary in the reasonable judgment of Parent, subject to the objection of the Securityholder

Agent and subsequent arbitration of the matter in the manner provided in Section 8.2(f) hereof, to satisfy any unsatisfied claims concerning facts and circumstances existing on or prior to the first anniversary of the Effective Time specified on any Officers’ Certificate delivered to the Escrow Agent prior to or on the first anniversary of the Effective Time. At all times during the Escrow Period, the Escrow Participants shall be deemed to be the record holders of their respective shares of the Parent Common Stock comprising the Escrow Amount.”

1.5 Amendment of Section 8.2(c). Section 8.2(c) of the Reorganization Agreement is amended and restated as follows:

“Protection of Escrow Fund.

(i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

(ii) Any shares of Parent Common Stock or other equity securities issued or distributed by Parent (including shares issued upon a stock split or stock dividend) (“New Shares”) in respect of Parent Common Stock in the Escrow Fund which have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof. New Shares issued in respect of shares of Parent Common Stock which have been released from the Escrow Fund shall not be added to the Escrow Fund but shall be distributed to the Escrow Participants who are the holders of record thereof. Cash dividends on Parent Common Stock shall not be added to the Escrow Fund but shall be distributed to the Escrow Participants who are the holders of record thereof.

(iii) Each Escrow Participant shall be deemed the record holder of, and shall have voting, dividend, distribution and all other rights with respect to the shares of Parent Common Stock contributed to the Escrow Fund by such shareholder (and on any voting securities and other equity securities added to the Escrow Fund in respect of such shares of Parent Common Stock).”

1.6 Amendment of Section 8.2(d)(i). Section 8.2(d)(i) of the Reorganization Agreement is amended and restated as follows:

“Upon receipt by the Escrow Agent at any time on or before the Expiration Date of a certificate signed by any officer of Parent (an “Officer’s Certificate”): (A) stating that Parent has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related, the Escrow Agent shall, subject to the provisions of Section 8.2(e) hereof, deliver to Parent out of the Escrow Fund, as promptly as practicable, shares of Parent Common

Stock held in the Escrow Fund in an amount equal to such Losses. Provided, however, that the Escrow Agent shall not pay any Losses until all Losses subject to all Officer’s Certificates shall exceed $50,000 in the aggregate (provided, however, that such threshold shall not apply to Losses incurred as a result of intentional fraud, bad faith or willful misconduct, or any inaccuracy in or breach of Section 2.10 (Tax and Other Returns and Reports)). Any Losses paid pursuant to this Section 8.2(d) on or prior to the first anniversary of the Effective Time shall be allocated to the Escrow Participants in proportion to their respective original contributions to the Escrow Fund; provided, however, that with respect to the portions attributed to the persons listed on Schedule 6.16, the Additional Escrow Amount contributed by such persons shall be excluded from their original contributions for the purposes of this sentence. Any Losses paid pursuant to this Section 8.2(d) after the first anniversary of the Effective Time shall be allocated as follows: (i) first, such Losses shall be allocated to the Escrow Participants in proportion to their original contributions to the Escrow Fund less any Additional Escrow Amounts until all such original contributions (as adjusted) have been utilized, (ii) next, if any portion of such Losses shall remain, such Losses shall be allocated to the Escrow Participants according to the Additional Escrow Percentage Factor. With respect to any Losses to be allocated to Escrow Funds contributed by any person listed on Schedule 6.16, the Losses shall be allocated first to the vested shares of Parent Common Stock contributed by such person and no unvested shares of Parent Common Stock shall be allocated to satisfy such person’s obligations regarding any Loss until all shares of then-vested Parent Common Stock have been allocated.”

1.7 Amendment of Section 8.2(i). Section 8.2(i) of the Reorganization Agreement is amended and restated as follows:

“Third Party Claims.

(i) If any third party shall notify Parent or its affiliates hereto with respect to any matter (hereinafter referred to as a “Third Party Claim”), which may give rise to a claim by Parent against the Escrow Fund, then Parent shall give notice to the Securityholder Agent within 30 days of Parent becoming aware of any such Third Party Claim or of facts upon which any such Third Party Claim will be based (but in all events, at least five business days prior to the date that an answer to such Third Party Claim is due to be filed) setting forth such material information with respect to the Third Party Claim as is reasonably available to Parent; provided, however, that no delay or failure on the part of Parent in notifying the Securityholder Agent shall relieve the Securityholder Agent and the Escrow Participants from any obligation hereunder unless the Securityholder Agent and the Escrow Participants are thereby materially prejudiced (and then solely to the extent of such prejudice). The Securityholder Agent and the Escrow Participants shall not be liable for any attorneys fees and expenses incurred by Parent prior to Parent’s giving notice to the Securityholder Agent of a Third Party Claim. The notice from Parent to the Securityholder Agent shall set forth such material information with respect to the Third Party Claim as is then reasonably available to Parent.

(ii) In case any Third Party Claim is asserted against Parent or its affiliates, and Parent notifies the Securityholder Agent thereof pursuant to Section 8.2(i)(a) hereinabove, the Securityholder Agent and the Escrow Participants will be entitled, if the Securityholder Agent so elect by written notice delivered to Parent within 30 days after receiving Parent’s notice, to assume the defense thereof, at the expense of the Escrow Participants independent of the Escrow Fund, with counsel reasonably satisfactory to Parent, so long as:

(1) Parent has reasonably determined that Losses which may be incurred as a result of the Third Party Claim do not exceed either individually, or when aggregated with all other Third Party Claims, the total dollar value of the Escrow Fund determined in accordance with Section 8.2(d)(ii) hereof;

(2) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; and

(3) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of Parent, likely to establish a precedential custom or practice materially adverse to the continuing business interests of Parent.

If the Securityholder Agent and the Escrow Participants so assume any such defense, the Securityholder Agent and the Escrow Participants shall conduct the defense of the Third Party Claim actively and diligently. The Securityholder Agent and the Escrow Participants shall not compromise or settle such Third Party Claim or consent to entry of any judgment in respect thereof without the prior written consent of Parent and/or its affiliates, as applicable.

(iii) In the event that the Securityholder Agent assumes the defense of the Third Party Claim in accordance with Section 8.2(i)(ii) above, Parent or its affiliates may retain separate counsel and participate in the defense of the Third Party Claim, but the fees and expenses of such counsel shall be at the expense of Parent unless Parent or its affiliates shall reasonably determine that there is a material conflict of interest between or among Parent or its affiliates and the Securityholder Agent and the Escrow Participants with respect to such Third Party Claim, in which case the reasonable fees and expenses of such counsel will be borne by the Securityholder Agent and the Escrow Participants out of the Escrow Fund. Parent or its affiliates will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Securityholder Agent. Parent will cooperate in the defense of the Third Party Claim and will provide full access to documents, assets, properties, books and records reasonably requested by Securityholder Agent and material to the claim and will make available all officers, directors and employees reasonably requested by Securityholder Agent for investigation, depositions and trial.

(iv) In the event that the Securityholder Agent fails or elects not to assume the defense of Parent or its affiliates against such Third Party Claim, which Securityholder Agent had the right to assume under Section 8.2(i)(ii) above, Parent or its affiliates shall have the right to undertake the defense and Parent shall not compromise or settle such Third Party Claim or consent to entry of any judgment in respect thereof without the prior written consent of Securityholder Agent. In the event that the Securityholder Agent is not entitled to assume the defense of Parent or its affiliates against such Third Party Claim pursuant to Section 8.2(i)(ii) above, Parent or its affiliates shall have the right to undertake the defense, consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner it may deem appropriate (and Parent or its affiliates need not consult with, or obtain any consent from, the Securityholder Agent in connection therewith); provided, however, that except with the written consent of the Securityholder Agent, no settlement of any such claim or consent to the entry of any judgment with respect to such Third Party Claim shall alone be determinative of the validity of the claim against the Escrow Fund. In each case, Parent or its affiliates shall conduct the defense of the Third Party Claim actively and diligently, and the Securityholder Agent will cooperate with Parent or its affiliates, and will use his best efforts to cause the Escrow Participants, to cooperate in the defense of that claim, will provide full access to documents, assets, properties, books and records reasonably requested by Parent and material to the claim and will make available all individuals reasonably requested by Parent for investigation, depositions and trial.”

1.8 Amendment of Section 9.1(b)(i). Section 9.1(b)(i) of the Reorganization Agreement is amended and restated as follows:

“by either Parent or the Company if: (i) the Closing Date has not occurred by January 31, 2003 (or February 15, 2003 if Parent has not obtained a permit for the issuance of the Parent Common Stock from the California Department of Corporations prior to January 31, 2003) as a result of a condition to Closing not having been satisfied prior to such date or otherwise (provided that the right to terminate this Agreement under this clause 9.1(b)(i) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date and such action or failure constitutes a breach of this Agreement);”

1.9 Remaining Provisions. Except as expressly amended by this Amendment, all provisions of the Reorganization Agreement shall remain in full force and effect.

1.10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date thereof if delivered personally, (ii) the next business day if delivered by commercial delivery service, (iii) three business days after being mailed by registered or certified mail (return receipt requested) or (iv) the date thereof if sent via facsimile (with acknowledgment of complete transmission and a confirming copy sent by mail) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

Attention: Chief Executive Officer

Telephone: (408) 734-5600

Facsimile: (408) 734-0546

with a copy to:

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

Attention: General Counsel

Telephone: (408) 734-5600

Facsimile: (408) 734-0546

and

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

Attention: Robert P. Latta, Esq.

Julia Reigel, Esq.

Telephone: (650) 493-9300

Facsimile: (650) 845-5000

(b) if to the Company, to:

NurLogic Design, Inc.

5580 Morehouse Drive

San Diego, California 92121

Attention: William R. Peavey

Telephone: (858) 455-7570

Facsimile: (858) 455-1083

with a copy to:

Stradling Yocca Carlson & Rauth

600 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: C. Craig Carlson, Esq.

Telephone: (949) 725-4125

Facsimile: (949) 823-5125

(c) if to the Securityholder Agent:

William R. Peavey

NurLogic Design, Inc.

5580 Morehouse Drive

San Diego, CA 92121

Telephone: 858-455-7570

Facsimile: 858-455-1083

1.11 Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

1.12 Governing Law. This Amendment and the Merger Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Amendment to be signed by their duly authorized respective officers, all as of the date first written above.

NURLOGIC, INC. a California corporation		ARTISAN COMPONENTS, INC. a Delaware corporation

By:	/s/ William R. Peavey	By:	/s/ Joy E. Leo
	William R. Peavey President and Chief Executive Officer		Joy E. Leo Vice President, Finance and Administration, Chief Financial Officer and Secretary

SECURITYHOLDER AGENT:		VENICE ACQUISITION CORP. a Delaware corporation

/s/ William R. Peavey		By:	/s/ Joy E. Leo
William R. Peavey			Joy E. Leo Chief Financial Officer, Treasurer and Secretary